UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

March 10, 2023
METHANEX RELEASES 2022 SUSTAINABILITY REPORT
VANCOUVER, BRITISH COLUMBIA (March 10, 2023) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, released its 2022 Sustainability Report today to share its progress on material environmental, social and governance (ESG) topics that are important to the company’s business and stakeholders.
“Our sustainability culture continues to evolve beyond targets and initiatives to include the embedding of sustainability principles in our business strategy,” said Rich Sumner, President and CEO of Methanex. “The 2022 report highlights our performance and initiatives across a wide range of ESG areas, including our safety performance and the actions we are taking to support the transition to a low-carbon economy.”

Highlights from Methanex’s 2022 Sustainability Report include:

•Maintaining excellent safety performance on all major projects. The number of hazard identifications has tripled since 2020, because of our engaged workforce and strong safety culture.
•Identifying opportunities to increase plant efficiency while reducing carbon emissions, in support of our commitment to reduce Scope 1 and 2 GHG emissions intensity by 10% by 2030 (from 2019 levels). Methanex will invest $15 million in these projects over the next two years, helping us avoid an estimated 100,000 tonnes of CO₂ per year.
•Reaching 75% completion on the Geismar 3 (G3) plant in 2022. G3 will significantly lower the average Greenhouse Gas (GHG) intensity of the asset portfolio, with start-up expected in the fourth quarter of 2023.
•Being recognized for our progress on our ESG initiatives and disclosures leading to improved ratings from EcoVadis and MSCI. Our EcoVadis sustainability rating improved from a Silver to Gold Medal. This rating places Methanex in the top five per cent of all companies assessed. Our MSCII rating improved from BBB to AA.

•Creating a new role on the Executive Leadership Team, Senior Vice President, Low Carbon Solutions, who will be focused on collaborating with customers and other stakeholders to deliver low-carbon solutions from existing assets and future growth projects.
This year’s report also represents another important step forward to enhance Methanex’s ESG progress as the Company has aligned with the United Nations Sustainable Development Goals.
To read Methanex’s full 2022 Sustainability Report please visit https://www.methanex.com/sustainability/overview/
About Methanex Corporation
Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are located in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH. For more information, please visit www.methanex.com.
For further information, contact:
Media Inquiries
Nina Ng, Manager, Global Communications
+1-604 661 2600 or Toll Free: 1 800 661 8851

Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604 661 2600 or Toll Free: 1 800 661 8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 10, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary